Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163112
PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 29, 2009)

1,666,668 Units

SANTA FE GOLD CORPORATION
Units Consisting of
One Share of Common Stock and
A Warrant to Purchase 0.50 of a Share of Common Stock

     We are offering 1,666,668 units, with each unit consisting of one share of common stock, par value $0.002, and a warrant to purchase 0.50 of a share of common stock (and the shares of common stock issuable from time to time upon exercise of the offered warrants), to institutional investors pursuant to this prospectus supplement and the accompanying prospectus. Each unit will be sold at a negotiated price of $1.20. Each warrant has an exercise price of $1.50 per share of common stock, and is exercisable for a period of five years commencing immediately. The shares of common stock and the warrants will be issued separately but will be purchased together in this offering.

     The warrants will not be listed on any securities exchange. Our shares of common stock trade over-the-counter and are quoted on the OTC Bulletin Board under the symbol “SFEG.OB.” As of December 31, 2010, the last reported sales price of our common stock was $1.30. As of December 29, 2010, the aggregate market value of our outstanding ordinary shares held by non-affiliates was approximately $105,041,660 based on 93,009,277 outstanding shares of common stock, of which 76,672,748 shares were held by non-affiliates, and a price of $1.37 per share, which was the last reported sale price of our ordinary shares as quoted on the OTC Bulletin Board on December 29, 2010. We have offered securities with an aggregate market value of approximately $12,000,000, consisting of the 9,358,978 shares of common stock and the 4,679,489 shares of common stock issuable upon the exercise of the warrants we are offering hereby, pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus supplement.

     Investing in our securities involves a high degree of risk. For a discussion of certain risks that should be considered by prospective investors, see "Risk Factors" beginning on page S-4 of this prospectus supplement and on page 7 of the accompanying prospectus.

     Rodman & Renshaw, LLC acted as the placement agent on this transaction. The placement agent is not purchasing or selling any of these securities nor is it required to arrange for the sale of any specific number or dollar amount of securities, but has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus supplement. We have agreed to pay the placement agent the placement agent fees set forth in the table below. In addition, we have agreed to issue the placement agent warrants to purchase up to 100,000 shares of common stock at an exercise price of $1.50 per share.

	Per Unit	Total
Public offering price	$1.200	$2,000,001.6 0
Placement agent fees	$0.072	$120,000.10
Proceeds, before expenses, to Santa Fe Gold Corporation (1)	$1.292	$1,880,001.50

________________
(1)	Excluding proceeds, if any, that we may receive upon the exercise of the warrants.

     Delivery of the units is expected to be made on or about December 31, 2010, against payment for such units to be received by us on the same date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RODMAN & RENSHAW, LLC
The date of this prospectus supplement is December 31, 2010

TABLE OF CONTENTS

Prospectus Supplement

     You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the accompanying prospectus or that any document that we incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its filing date. You should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

ABOUT THIS PROSPECTUS SUPPLEMENT

     We are providing information to you about this offering in two parts. The first part is this prospectus supplement, which provides the specific details regarding the offering. The second part is the base prospectus, dated December 29, 2009, included in the registration statement on Form S-3 (No. 333-163112), which we are supplementing with the information contained in this supplement. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering.

     You should also read and consider the information in the documents that we have referred you to in “Incorporation of Certain Information by Reference” on page S-10 of this prospectus supplement and “Where You Can Find Additional Information” on page S-11 of this prospectus supplement before investing in our securities. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the Securities and Exchange Commission, or SEC, will automatically update and supersede this information.

     If information in this prospectus supplement is inconsistent with the base prospectus, you should rely on this prospectus supplement. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell units only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our units.

     In this prospectus supplement, “we,” “us,” and “our company” refer to Santa Fe Gold Corporation and its subsidiaries, unless the context otherwise requires.

OFFERING SUMMARY

Shares of common stock offered by us	1,666,668 shares (excluding shares underlying warrants)

Shares of common stock to be outstanding after this offering	94,675,945 shares [update]

Warrants offered by us

Warrants to purchase up to 833,334 shares of common stock (excluding warrants to purchase up to 100,000 shares of common stock to be issued to our placement agent upon the completion of this offering). Each warrant has an exercise price of $1.50 per share, and is exercisable for a period of five years commencing immediately. This prospectus supplement also relates to the offering of the shares of common stock issuable upon exercise of the warrants. There is currently no market for the warrants and none is expected to develop after this offering.

Use of proceeds

The Company intends to use the net proceeds for general corporate purposes, including but not limited to, working capital for the Summit silver-gold project; costs associated with acquisition of Columbus Silver Corporation; and advancement of the Ortiz gold project.

Risk Factors

See “Risk Factors” beginning on page S-4 of this supplemental prospectus“and “Risk Factors” beginning on page 7 of the accompanying prospectus and for a discussion of factors you should consider carefully when making an investment decision.

OTC Bulletin Board symbol	SFEG.OB

     The number of shares of common stock to be outstanding immediately after this offering, as shown above, assumes that all of the units offered hereby are sold and is based on 93,009,277 shares of common stock outstanding as of December 29, 2010, and does not include the following:

  6,675,000 shares of common stock issuable upon exercise of stock options outstanding to employees and directors, at a weighted average exercise price of $.41 per share;
  10,761,834 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.01 per share;
  15,009,528 shares of common stock issuable upon conversion of convertible debentures at a weighted average conversion price of $1.19 per share;
  833,334 shares of common stock issuable upon the exercise of the warrants offered hereby, at an exercise price of $1.50 per share; and
  100,000 shares of common stock issuable upon exercise of warrants to be issued to our placement agent in connection with this offering, at an exercise price of $1.50 per share.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES RISK. BEFORE PURCHASING OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND INCORPORATED BY REFERENCE, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES. RISK FACTORS YOU SHOULD CAREFULLY CONSIDER ARE DESCRIBED UNDER THE CAPTION “RISK FACTORS” STARTING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND IN THE ACCOMPANYING PROSPECTUS ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT. YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT.

Risks Related to this Offering and our Shares of common stock

     The price of our shares of common stock has been and likely will continue to be volatile. Since January 1, 2009, the sale price of our shares of common stock has ranged from a low of $0.60 to a high of $1.74. It is likely that the price of our shares of common stock will continue to fluctuate in the future. The securities of mining companies, including our company, from time to time experience significant price fluctuations, often unrelated to the operating performance of these companies. In particular, the market price of our shares of common stock may fluctuate significantly due to a variety of factors, including:

  general stock market and general economic conditions in the United States and abroad, not directly related to our company or our business;
  fluctuating gold and silver prices;
  our ability to obtain additional financing when needed and on acceptable terms;
  the loss of key employees;
  the exercise of our outstanding options and warrants and vesting of restricted stock awards may depress our stock price;
  changes in estimates or recommendations by securities analysts, if any, who cover our securities;
  future sales of our securities; and
  period-to-period fluctuations in our financial results, including our cash, cash equivalents and short-term investment balance, operating expenses, cash burn rate or revenues.

     Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons. We may become the target of similar litigation. Securities litigation, whether with or without merit, could result in substantial costs and divert management’s attention and resources, which could harm our business and financial condition, as well as the market price of our shares of common stock.

     Management will have broad discretion as to the use of the proceeds from this offering.
Although we have generally designated the amount of net proceeds we will receive from this offering for any particular purpose, our management will have broad discretion as to the application of these net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

     We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our shares of common stock must come from increases in the fair market value and trading price of our shares of common stock. We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our shares of common stock must come from increases in the fair market value and trading price of our shares of common stock.

     There is no public market for the warrants being offered in this offering. There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any securities exchange.

     Holders of our warrants will have no rights as a stockholder until such holders exercise their warrants. Until you acquire shares of common stock upon exercise of your warrants, you will have no rights with respect to the shares of common stock underlying such warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus and the documents we have filed with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements. These forward-looking statements may be included herein or incorporated by reference in this prospectus and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

     Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus supplement and accompanying prospectus are set forth in “RISK FACTORS.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “RISK FACTORS,” in which we have disclosed the material risks related to our business. These forward-looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus supplement to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the securities offered by this prospectus supplement and the accompanying prospectus will be approximately $1.85 million, after deducting the placement agent’s fees (excluding costs of warrants issued to the placement agent) and other estimated offering expenses payable by us, which include legal, accounting and printing fees, and excluding the proceeds, if any, from the exercise of the warrants issued in this offering.

     We intend to use the net proceeds from the sale of securities under this prospectus supplement for general corporate purposes, including but not limited to, working capital for the Summit silver-gold project;

costs associated with the acquisition of Columbus Silver Corporation; and advancement of the Ortiz gold project.

     We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending use of the net proceeds, we intend to invest any proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

     In this offering, we are offering a maximum of 1,666,668 units, with each unit consisting of one share of common stock, par value $0.002, and a warrant to purchase 0.50 of a share of common stock at an exercise price of $1.50 per share. The shares of common stock and the warrants will be issued separately but will be purchased together in this offering. This prospectus supplement also relates to the offering of shares of common stock upon the exercise, if any, of the warrants issued in this offering.

Shares of common stock

     As of December 29, 2010, our authorized share capital consisted of 200,000,000, par value $.002 per share, of which 93,009,277 were issued and 1 outstanding. The material terms and provisions of our shares of common stock are described under the caption “Description of Common Stock” starting on page 15 of the accompanying prospectus.

Warrants

     The material terms and provisions of the warrants being offered pursuant to this prospectus supplement and the accompanying prospectus are summarized below. A form of the warrants will be filed as an exhibit to a report on Form 8-K that we will file with the SEC in connection with this offering and reference is made thereto for a complete description of the warrants.

     Term; Exercise Price and Exercisability. The warrants to be issued in this offering represent the rights to purchase up to 833,334 shares of common stock at an exercise price of $1.50 per share. Each warrant will be exercisable for a period of five years commencing immediately. The number of warrant shares of common stock that may be acquired by any holder upon any exercise of the warrant will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of our shares of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 4.9% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise), or beneficial ownership limitation. The holder may elect to change this beneficial ownership limitation from 4.9% to 9.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise) upon 61 days’ prior written notice.

     Manner of Exercise. Holders of the warrants may exercise their warrants to purchase shares of common stock on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) if such holder is not utilizing the cashless exercise provisions with respect to the warrants, payment of the exercise price for the number of shares of common stock with respect to which the warrant is being exercised. Warrants may be exercised in whole or in part, but only for full shares of common stock. We provide certain buy-in rights to a holder if we fail to deliver the shares of common stock underlying the warrants by the third trading day after the date on which the holder satisfies all of the requirements for exercise. The buy-in rights apply if after the third trading day after the date on which the holder satisfies all of the requirements for exercise, the holder purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the holder of the warrant shares of common stock that the holder anticipated receiving from us upon exercise of the warrant. In this event, we will:

  pay in cash to the holder the amount equal to the excess (if any) of the buy-in price over the product of (A) such number of shares of common stock, times (B) the price at which the sell order giving rise to holder’s purchase obligation was executed; and

  at the election of holder, either (A) reinstate the portion of the warrant as to such number of shares of common stock, or (B) deliver to the holder a certificate or certificates representing such number of shares of common stock.

     In addition, the warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares of common stock to be issued would be determined by a formula based on the total number of shares of common stock with respect to which the warrant is being exercised, the daily volume weighted average price for our shares of common stock on the trading day immediately prior to the date of exercise and the applicable exercise price of the warrants.

     The shares of common stock issuable on exercise of the warrants will be, when issued and paid for in accordance with the warrants, duly authorized, validly issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

     Fundamental Transaction. If, at any time while the warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our shares of common stock are permitted to sell, tender or exchange their shares of common stock for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of common stock, (4) we effect any reclassification or recapitalization of our shares of common stock or any compulsory share exchange pursuant to which our shares of common stock are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. In the event of certain Fundamental Transactions, the holders of the warrants will be entitled to receive, in lieu of our shares of common stock, cash in an amount equal to the value of the remaining unexercised portion of the warrant on the date of the transaction determined using Black-Scholes option pricing model. Any successor to us or surviving entity will assume the obligations under the warrant.

     Certain Adjustments. The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of our shares of common stock and rights offerings and pro rata distributions with respect to all holders of our shares of common stock.

     Delivery of Certificates. Upon the holder’s exercise of a warrant, we will promptly, but in no event later than three trading days after the exercise date (referred to as the “exercise share delivery date”), issue and deliver, or cause to be issued and delivered, a certificate for the shares of common stock issuable upon exercise of the warrant. In addition, we will, if the holder provides the necessary information to us, issue and deliver the shares of common stock electronically through The Depository Trust Corporation through its Deposit Withdrawal Agent Commission System (DWAC) or another established clearing corporation performing similar functions.

     Notice of Corporate Action. We will provide at least 20 days prior notice to holders of the warrants to provide them with the opportunity to exercise their warrants and hold shares of common stock in order to participate in or vote on the following corporate events:

  if we shall take a record of the holders of our shares of common stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any shares of common stock of stock of any class or any other right;

  if we authorize or approve, enter into any agreement contemplating, or solicit shareholder approval for any transaction that would be deemed a Fundamental Transaction as described above; or

  a voluntary dissolution, liquidation or winding up of our company.

     Additional Provisions. We are not required to issue fractional shares of common stock upon the exercise of the warrants. No holders of the warrants will possess any rights as a shareholder under those warrants until the holder exercises those warrants. The warrants may be transferred independent of the shares of common stock they were issued with, on a form of assignment, subject to all applicable laws.

PLAN OF DISTRIBUTION

     We have entered into a placement agency agreement, dated as of December 29, 2010, with Rodman & Renshaw, LLC, as placement agent which we refer to as the placement agency agreement. Subject to the terms and conditions contained in the placement agency agreement, Rodman & Renshaw, LLC has agreed to act as our placement agent in connection with this offering. The placement agent is not purchasing or selling any securities offered by this prospectus supplement and the accompanying prospectus, nor is the placement agent required to arrange the purchase or sale of any specific number or dollar amount of the securities, but the placement agent has agreed to use its reasonable best efforts to arrange for the sale of all of the securities in this offering. There is no requirement that any minimum number of units or dollar amount of units be sold in this offering and there can be no assurance that we will sell all or any of the units being offered.

     The placement agency agreement provides that the obligations of the placement agent and the investors are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from us or our counsel.

     We currently anticipate that the closing of this offering will take place on or about December 31, 2010. On the closing date, the following will occur:

  we will receive funds in the amount of the aggregate purchase price;
  the placement agent will receive the placement agent fees in accordance with the terms of the placement agency agreement; and
  we will deliver the units to the investors.

     The placement agent proposes to arrange for the sale to one or more purchasers of the securities offered pursuant to this prospectus supplement and the accompanying prospectus.

     We will pay the placement agent an aggregate cash commission equal to 6.0% of the gross proceeds from the sale of the units in this offering. Subject to compliance with FINRA Rule 5110(f)(2)(D), we will also reimburse the placement agent for legal and other expenses incurred by it in connection with this offering in an amount equal to 0.8% of the aggregate offering proceeds but in no event more than $25,000. The placement agent also will receive warrants to purchase up to 100,000 shares of common stock or 6.0% of the aggregate number of shares of common stock included in the units that are sold in the offering with an exercise price of $1.50 per share and an expiration date of December 29, 2014 (the five year anniversary of the effective date of this offering). Pursuant to FINRA Rule 5110(g), for a period of six months after the issuance date of the Rodman warrant, neither the Rodman warrant nor any warrant shares of common stock issued upon exercise of the Rodman warrant shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

(i)	by operation of law or by reason of reorganization of the Company;

(ii)

to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

(iii)	if the aggregate amount of securities of the Company held by the holder of the Rodman warrant or related person do not exceed 1% of the securities being offered;

(iv)

that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

     Under no circumstances will the fee, commission or discount received by the placement agent or any other member of FINRA or independent broker-dealer exceed 8% of the gross proceeds to us in this offering or any other offering in the United States pursuant to this prospectus supplement and the accompanying prospectus.

     The estimated offering expenses payable by us, in addition to the aggregate fee of $120,000 due to the placement agent, are approximately $30,000 which includes legal, accounting and filing fees, various other fees and expenses associated with registering the securities. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $1,850,000.

     The following table shows the per unit and total commissions we will pay to the placement agent in connection with the sale of the units offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the units offered hereby and excluding proceeds that we may receive upon exercise of the warrants.

Per unit placement agent fees	$0.072
Maximum offering total	$120,000.096

     Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

     We have agreed to indemnify the placement agent and certain other persons against certain liabilities relating to or arising out of the placement agent’s activities under the placement agency agreement. We also have agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

     A copy of the placement agency agreement, the form of securities purchase agreement we entered into with the purchasers and the form of warrant will be included as exhibits to our report on Form 8-K that will be filed with the SEC in connection with the consummation of this offering.

     The placement agent has informed us that it will not engage in over allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

     The transfer agent for our shares of common stock to be issued in this offering is Colonial Stock Transfer Company, Inc. We will act as transfer agent for the warrants being offered hereby.

     Our common stock trades over-the-counter and is quoted on the OTC Bulletin Board under the symbol “SFEG.OB” The warrants to purchase shares of common stock issued to the investors in this offering are not expected to be eligible for trading on any market.

     The purchase price per unit and the exercise price for the warrants were determined based on negotiations with the purchasers and discussions with the placement agent based on current market factors.

LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus supplement will be passed upon for us by The Jordaan Law Firm, PLLC, Dallas, Texas.

EXPERTS

     Our audited consolidated financial statements as of June 30, 2010, and for the years then ended June 30, 2009 and June 30, 2008, included in our Annual Report on Form 10-K for the year ended June 30, 2010 and 2009 have been audited by Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm and are incorporated herein by reference to the extent and for the period set forth in and in reliance upon the reports given on the authority of Stark Winter Schenkein & Co., LLP, as experts in accounting and auditing.

     Our ore reserves, or mineral resources, at June 30, 2010 incorporated by reference herein, were calculated by Chapman, Wood & Griswold, Inc., Albuquerque, New Mexico. All such information incorporated by reference herein is presented in reliance upon the authority of that firm as experts in such matters.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information in this prospectus by referring you to the document that contains the information. We hereby incorporate by reference the documents listed below, which were previously filed with the SEC, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we sometimes refer to in this prospectus as the Exchange Act, other than information in a Current Report on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in connection with such information:

  our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed with the SEC on September 28, 2010;

  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on November 9, 2010; and

  our Current Report on Form 8-K, filed with the SEC on September 27, 2010.

     In addition, all reports and documents filed by us pursuant to the Exchange Act, other than information in a Current Report on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in connection with such information, after the date of the initial filing of this registration statement on Form S-3 to which this prospectus relates and prior to the time that we sell all the securities offered by this prospectus shall be deemed to be incorporated by reference into this prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced, as applicable, for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

     You may receive a copy of any of these filings, at no cost, by writing or calling Michael Martinez, Controller, Santa Fe Gold Corporation, Santa Fe Gold Corporation, 1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110 telephone (505) 255-4852, or by contacting the SEC as described above.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC relating to the securities offered by this prospectus supplement and accompanying prospectus, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus supplement and accompanying prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

     We are subject to the informational requirements of the Exchange Act. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.